Bragg Capital Trust
Bragg Financial Advisors, Inc.
Queens Road Securities, LLC

March 28, 2005

This Code of Ethics establishes rules of conduct that govern the personal investment activities of employees, officers and directors of (i) Bragg Financial Advisors and its subsidiaries and affiliates including Queens Road Securities, LLC (collectively, "BFA" or the "Company"), and (ii) registered investment companies (other than money market funds) for which the Company is the primary investment adviser ("Funds").

1.	General Provisions.

1.1. Purpose Statement. This Code contains uniform standards which are intended to provide a high level of confidence that our personal investment activities are consistent with our clients' interests and do not interfere with the mission of the Fund.

1.2. Overriding Principles. Every Access Person who engages in Personal Transactions must: (i) consider the interests of the Company's clients before initiating a Personal Transaction, and place the clients' interests first, particularly in the case of any security that might provide a suitable and beneficial opportunity for any client; (ii) not use his or her position with the Company to influence a broker, dealer or underwriter to effect a Personal Transaction for the benefit of the Access Person; and (iii) conduct all Personal Transactions in accordance with the provisions of this Code and in avoidance of any actual or potential conflicts of interest or abuse of fiduciary responsibilities.

2.	Applicability and Definitions. The following definitions describe the persons, securities, accounts and transactions to which this Code applies:

2.1. "Associate" means any person in the employment of the Company.

2.2. "Access Person" means any Trustee, director or officer of the Trust or any associate of Trust who, in connection with his or her regular functions or duties, participates in the selection of a client's portfolio securities or has access to information regarding a fund's future purchases or sales of portfolio securities on behalf of any clients.

2.3. "Investment Person" means any Access Person directly involved in the investment process of the Company, including portfolio managers, security analysts, research associates and trading personnel.

2.4. "Portfolio Manager" means any Access Person responsible for the overall investment management of a client's portfolio and any Access Person assisting directly in such management, and also includes any member of the Company's Investment Committee.

2.5. "Security" means any stock, bond, debenture, note, convertible security, or any put, call, straddle, warrant, right or option with respect to a security, or any future or other investment contract or derivative, or, in general, any interest or investment commonly known as a security, but does not include securities which are direct obligations of the Government of the United States, bankers' acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments (including repurchase agreements), or shares of registered open-end investment companies.

2.6. "Personal Account" means (a) any securities account in which an Access Person has "beneficial ownership" (as described in Exhibit A), including certain accounts of family members and other related accounts, or (b) any account over which the Access Person (or any member of the Access Person's immediate family sharing the same household, except as exempted under Section 6.2) has direct or indirect influence or control with respect to the purchase or sale of individual securities. See Exhibit A for a fuller explanation and examples of situations involving beneficial ownership. Unless otherwise specified, the provisions of this Code applicable to transactions by Access Persons are applicable to transactions in their Personal Accounts.

2.7. "Personal Transaction" means any transaction with respect to a security for any Personal Account, including without limitation purchases and sales, entering into or closing out futures or other derivatives, and exercising warrants, rights or options but not including the acceptance of tender offers.

3.	Prohibitions.

3.1. Restrictions Applicable to all Access Persons An Access Person should not place an order to enter into a Personal Security Transaction during any of the following times:

(a) When the Access Person knows, or has reason to believe, that the security may in the near future be recommended for action or acted upon by the Company for any client account; and

(b) The Access Person has reason to believe that the Personal Security Transaction to be entered into shall benefit from the action by the Company. However, due to the frequent number of relatively small share transactions in large capitalization companies entered into by the Company on behalf of other clients, the date and timing of transactions entered into by Access Persons and the Company may coincide.

3.2. Restrictions Applicable Only to Investment Persons. In addition to the restrictions applicable to all Access Persons, an Investment Person may not:

(a) Purchase a security in an initial public offering; or

(b) Acquire a security in a private placement unless advance written approval is obtained from the Trustees. In the event that the Investment Person plays a part in any subsequent consideration of the security for investment for a client account, he or she must disclose the holding to the Trustees, and any decision to make the investment for a client account will be subject to an independent review and approval by senior investment personnel with no personal interest in the issuer or its securities; or

(c) Realize a profit from any transaction involving the purchase and sale, or sale and purchase, of the same (or equivalent) securities within a period of sixty (60) calendar days. For purposes of this rule, transactions will be reviewed on a first-in-first-out basis.

(d) Participate in an investment club.

3.3. Restrictions Applicable Only to Portfolio Managers. In addition to the restrictions applicable to all Access Persons and Investment Persons, a Portfolio Manager may not purchase or sell a security within a period of seven (7) calendar days before or after a client account managed by the Portfolio Manager trades in that security.

3.4. Special Provisions for Options and Futures.

(a) The general principle governing transactions in options, futures and other derivatives is that they are treated as transactions in the underlying security for all purposes of this Code.

(b) Purchased options must comply with the Code both at the time of initial purchase and at the time of exercise. However, if an Access Person buys a call or put option at a time when the purchase is not restricted by Section 3.1, the option may be exercised automatically at expiration by the relevant exchange or clearing corporation without violating that provision.

(c) Written options must comply with this Code at the time of the transaction. Exercise by a counterparty, however, is not a voluntary transaction by an Access Person and is not governed by Section 3.1.

(d) In the case of a purchased call or a written put, the security received upon exercise (whether voluntary or automatic) is subject to the 60-day period in Section 3.2 (c) measured from the time of purchasing the call or writing the put. As a result, if such an option is exercised within the 60-day period, the Investment Person cannot sell the security at a gain until expiration of the 60-day period from the time of the original option transaction. In these circumstances, the Investment Person must be prepared to pay for the security, accept delivery and bear the risk of holding the security until expiration of the period.

(e) An Access Person may not write an uncovered call or sell an uncovered future. An Investment Person may not write a covered call option unless the underlying security has been held for 60 days. Where an Investment Person purchases a put option and owns the underlying security, the put option may not expire or be exercised within 60 days after purchase of the underlying security. Where an Investment Person purchases a put option without owning the underlying security, the option cannot be exercised and can only be closed through a sale more than 60 days after the purchase.

Futures and other derivatives will be treated consistently with the provisions applicable to options.

3.5. Receipt of Gifts. Except for an occasional meal or ticket to a sporting event or the theater, or comparable entertainment which is not so frequent or extensive as to raise questions of propriety, or except with the approval of the Trustees, an Associate must not accept cash or non-cash gifts from any person or entity which directly or indirectly does business with or performs services for the Trust or any client, which exceed the dollar limit imposed by the NASD from time to time under Conduct Rule 2830(1)(5)(A) or any successor rule ($100 as of February 1999), or such other level as established from time to time by the Compliance Committee.

3.6. Service as a Director. An Investment Person may not serve on the board of directors, or similar governing body, of an organization the shares of which are publicly traded without obtaining prior approval of the Chief Executive Officer (or, in case such Investment Person is the Chief Executive Officer, the Company's Board of Directors with the Chief Executive Officer abstaining). Any such approval will be reported to the Board of Directors of each Fund at least annually.

3.7. Promotion of Personal Investments. Associates are free to refer investment opportunities to other Associates for their personal consideration. However, Associates should not engage in the active promotion of securities to other Associates and should not receive any payment or other benefit for the sale of a security to another associate.

3.8. Conflicts of Interest. Associates should not engage in activities that could create a conflict of interest or the appearance of a conflict of interest between the interests of the Trust's clients and the interests of the Company or its Associates. For example, no Associate should condition the company's purchase or continued holding of any security for its clients on whether the issuer of that security becomes or remains a client of the Company.

4.	Pre-Clearance Review.

Any Access Person who plans to place an order to enter into a Personal Transaction must first pre-clear the transaction by obtaining approval from Steve Scruggs (for Steve Scruggs’ transactions approval must be obtained from Benton Bragg), either directly or through other communications links established for this purpose. Pre-clearance will only be granted after determining that the Personal Transaction does not violate this Code. All clearances (including time of clearance) will be recorded on the trade ticket evidenced by date, time and initials.

Generally, a pre-clearance is effective only for the business day on which it is obtained. A clearance for an open order (such as a limit order or "good until cancelled" order) is effective until the transaction is completed, except that any change in the terms of the order will require a new pre-clearance.

Each Personal Transaction by an Access Person will be reviewed for conflicts of interest or prohibited activities by the Chief Compliance Officer. Steve Scruggs’ trades will be reviewed for conflicts of interest or prohibited activities by Benton Bragg.

5.	Disclosure and Reporting.

5.1. List of Holdings. Each Access Person shall provide a list of all of his or her personal securities holdings to the Compliance Department within 10 days of commencement of his or her employment or within 10 days of becoming an Access Person, and will also provide an updated list on an annual basis within 10 days of the calendar year end.

5.2. Confirmations and Statements. Each Access Person who engages in Personal Transactions shall instruct his or her broker(s) or dealer(s) to deliver duplicate copies of any confirmation of a transaction, and duplicate copies of all periodic statements with respect to his or her Personal Account(s), to the Company, 100 Queens Road Securities. (See Exhibit B for a sample letter to a broker or dealer.)

5.3. Transaction Reports. Each Access Person shall report on a quarterly basis any Personal Transactions in his or her Personal Account(s), except for transactions in securities which are excluded from the term "security" for purposes of this Code under Section 2.5. The report shall be made on the official form designed for this purpose within ten (10) calendar days following the quarter in which the transactions occur, shall be dated and signed by the Access Person, and shall contain the following information:

(a) With respect to any security transaction during the quarter:
(1) The title and number of shares (or principal amount) of the security;
(2) The date and nature of the transaction (purchase or sale or other);
(3) The transaction price;
(4) The name of the broker (or bank or dealer); and
(5) Such additional information as may be requested on the reporting form.

(b) With respect to any account established by the Access Person in which any securities were held during the quarter:
(1) The name of the broker (or bank or dealer) with whom the account was established; and

(2) The date the account was established.

5.4 Certification of Compliance. Each Access Person shall be required to certify annually that he or she:

(a) Has read and understands this Code and is subject thereto;

(b) Has complied with the requirements of the Code; and

(c) Has disclosed or reported all Personal Securities Transactions required to be disclosed or reported under the Code.

6.	Exemptions.

6.1. Transactional Exemptions. The prohibitions and restrictions in Section 3 and the pre-clearance requirements in Section 4 shall not apply (but the reporting requirements in Section 5 shall continue to apply) to:

(a) Transactions by investment clubs in which non-Investment Persons are participants;

(b) Purchases or sales of securities which are not voluntary;

(c) Purchases which are part of an automatic dividend reinvestment plan;

(d) Purchases effected upon the exercise of rights issued by an issuer pro rata to all holders of a class of its securities;

(e) Transactions in derivatives tied to the performance of a broad-based index, and transactions in SPDR's and shares of other UIT's or vehicles the performance of which is designed to track closely the performance of a broad- based index;

(f) Transactions in currencies and related options, futures contracts and forward contracts; and

(g) Transactions in other securities determined by Steve Scruggs to present a similarly low potential for impropriety or the appearance of impropriety.

6.2. Complete Exemption. The prohibitions and restrictions in Section 3, the pre-clearance requirements in Section 4 and the reporting requirements in Section 5 shall not apply to:

(a) Any transaction in an instrument which is not included in the definition of "security" contained in Section 2.5.

(b) Transactions effected for any account which is a Personal Account solely because it is directly or indirectly influenced or controlled by an Access Person's immediate family member sharing the same household, so long as neither the Access Person nor the family member has any beneficial ownership of securities in the Account and so long as the Access Person agrees in writing not to discuss with the family member any specific investment ideas or transactions arising in the course of the Access Person's employment with the Company.

(c) Transactions effected for any account over which neither the Access Person nor any immediate family member sharing the same household has any direct or indirect influence or control; provided that in the case of an account exempted because it is under the discretionary management of another person (including an interest in a hedge fund or investment partnership or enterprise but not including an interest in a trust that is not revocable by the Access Person or an immediate family member sharing the same household), the Access Person must enter into a letter agreement with that person in substantially the form of Exhibit C at the later of the time the account is opened or the Access Person joins the Company, and on an annual basis thereafter, and the Access Person must provide an annual inventory of the securities in such account.

6.3. Large Cap Stock Exemption. The prohibitions of Section 3.1 and Section 3.3 shall not apply (but the prohibitions in Section 3.2 (Restrictions Applicable Only to Investment Persons), the preclearance requirements in Section 4 and the reporting requirements in Section 5 shall continue to apply) to equity securities with a market capitalization of $5 billion or greater as of the end of the previous month.

7.	Chief Compliance Officer.

The Chief Executive Officer of the Company is charged with the duties and responsibilities of administering the Code, ensuring compliance with the Code, and recommending sanctions for violations of the Code. The Chief Compliance Officer may amend the Code, interpret its provisions, make decisions with respect to the classes of Access Persons covered by provisions of the Code, and grant waivers and establish exceptions, including waivers and exceptions for particular securities or transactions and other situations it deems to require special treatment. The Chief Executive Officer has appointed Steve Scruggs, the Chief Compliance Officer as the person responsible for monitoring compliance with the Code of Ethics, including the review of the quarterly transaction reports and the annual holdings reports. However, the Chief Executive Officer, Benton Bragg, is responsible for review of Steven Scruggs’ quarterly transaction reports and annual holdings reports.

8.	Sanctions.

Upon the occurrence of any violation of this Code, the Chief Compliance Officer may impose such sanctions as it deems Appropriate, including disgorgement of any profit, a warning, probation, suspension or termination of employment.

9.	Reports to Trustees/Directors of Investment Companies under Management.

A report shall be prepared annually for submission to the Board of Trustees or Directors of each investment company under the management of the Company. The report will:

(a) Summarize current procedures under the Code and any changes in those procedures since the prior report;

(b) Identify all material violations of the Code or any related procedures, and any sanctions imposed with respect thereto;

(c) List any recommended changes to the Code or procedures under the Code as the result of experience, evolving industry practices or changes in the applicable laws or regulations; and

(d) Certify that procedures, reasonably necessary to prevent violations of the Code, have been adopted.

10.	Provisions Applicable To Mutual Fund Trustees

10.1. General Provision. An independent trustee of an investment company for which the Company is the primary adviser should not purchase or sell a security in an account in which he or she may be deemed to have a direct or indirect beneficial interest, as defined in Exhibit A hereto, when he or she knows, or in the ordinary course of his or her duties should know, that such security is under consideration for purchase or sale, or being purchased or sold, by the investment company. In addition, an independent trustee must report to the investment company any transactions in a security where the trustee knew, or in the ordinary course of fulfilling his or her official duties should have known, that during the 15 day period immediately preceding or after the date of the transaction, the investment company was buying or selling, or considering buying or selling, that security.

10.2. Portfolio Reports. In connection with their duties, independent trustees of an investment company are provided, prior to a trustees' meeting, with schedules of securities transactions effected by such investment company during a specific period (generally a calendar quarter) ended more than 15 days prior to delivery of the schedules. Consequently, an independent trustee in the ordinary course of fulfilling his or her duties shall be deemed to have no duty, and would have no reason, to know of, or inquire about, a transaction in a security by the investment company during a 15 day period immediately preceding or after the trustee's transaction in that security. In the event an independent trustee does become aware of such a transaction, the independent trustee shall file a report under this Code containing the information described in Section 5.3.

10.3. Exempted Transactions. Transactions by independent trustees which do not fall within the above restrictions and reporting requirements are transactions in securities which are direct obligations of the Government of the United States, bankers' acceptances, bank certificates of deposit, commercial paper, shares of registered open-end investment companies, and transactions as to which the trustee had no investment discretion.